SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 6

TO

ANNUAL REPORT

OF

THE REPUBLIC OF TURKEY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2015

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission

EMBASSY OF THE REPUBLIC OF TURKEY

OFFICE OF THE COUNSELOR FOR ECONOMIC AFFAIRS

2525 Massachusetts Avenue, N.W. WASHINGTON D.C. 20008 / U.S.A.

Phone: (202)-612 6790 Fax: (202)-238 0627

Copies to:

STEVEN G. TEPPER, ESQ.

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, NY 10019

*	The Registrant is filing this annual report on a voluntary basis.

THE REPUBLIC OF TURKEY

The purpose of this Amendment No. 6 is to file with the Securities and Exchange Commission (i) the recent developments in the Republic as of June 7, 2017, which is included as Exhibit D-6 hereto and which updates and amends the Current Description of the Republic previously filed as Exhibit D, (ii) the legal opinions included as Exhibits W and X hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Legal Advisor to the Registrant) in connection with any issue of securities under the Registration Statement and (iii) the underwriting agreement which is included as Exhibit Y hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Turkey on the 14th day of June, 2017.

REPUBLIC OF TURKEY

By:	/s/ Zeynep BOĞA
Zeynep BOĞA Head of Department Undersecretariat of Treasury Prime Ministry

EXHIBIT INDEX

Exhibit Number
	A	None

	B	None

*	C	Copy of the 2016 Annual Budget of the Republic (in Turkish)

*	D	Current Description of the Republic as of October 3, 2016

*	D-1	Recent Developments in the Republic as of October 14, 2016

*	D-2	Recent Developments in the Republic as of January 18, 2017

*	D-3	Recent Developments in the Republic as of February 16, 2017

*	D-4	Recent Developments in the Republic as of March 23, 2017

*	D-5	Recent Developments in the Republic as of May 4, 2017

	D-6	Recent Developments in the Republic as of June 7, 2017

*	E	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated October 20, 2016

*	F	Opinion of Arnold & Porter LLP dated October 20, 2016

*	G	Underwriting Agreement dated October 14, 2016

*	H	Form of amended and restated 4.875% Notes due October 9, 2026

*	I	Form of amended and restated 4.25% Notes due April 14, 2026

*	J	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated January 23, 2017

*	K	Opinion of Arnold & Porter Kaye Scholer LLP dated January 23, 2017

*	L	Underwriting Agreement dated January 18, 2017

*	M	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated February 23, 2017

*	N	Opinion of Arnold & Porter Kaye Scholer LLP dated February 23, 2017

*	O	Underwriting Agreement dated February 16, 2017

*	P	Amendment No. 4 to Fiscal Agency Agreement between the Registrant and The Bank of New York Mellon dated March 15, 2017

*	Q	Amendment No. 1 to Fiscal Agency Agreement between the Registrant and The Bank of New York Mellon dated March 15, 2017

*	R	Amendment No. 1 to Fiscal Agency Agreement between the Registrant and Citibank, N.A., London Branch dated March 15, 2017

*	S	Amendment No. 1 to Fiscal Agency Agreement between the Registrant and Citibank, N.A., London Branch dated March 15, 2017

*	T	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated May 11, 2017

*	U	Opinion of Arnold & Porter Kaye Scholer LLP dated May 11, 2017

*	V	Underwriting Agreement dated May 4, 2017

	W	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated June 14, 2017

	X	Opinion of Arnold & Porter Kaye Scholer LLP dated June 14, 2017

	Y	Underwriting Agreement dated June 7, 2017

*	Previously filed.